Contact

mgmt@mattcorman.com

www.linkedin.com/in/mattcorman
(LinkedIn)

Top Skills

Sports
Marketing
Social Media Marketing

Languages

English

Honors-Awards

Coaches Award
EAC All Star Team
Presidents List

Matt Corman

Make It Happen
Boston

Summary

Professional recording artist, Social Media & E-commerce professional
Featured in US Reporter, LA Wire, NY Wire, Entertainment Monthly News and The Chicago Journal
Developed Immense social media presence totaling in over 100 million impressions, 50k Followers
Generated a loyal audience totaling in over 25 million streams (Current as of September, 2020)
Toured as a supporting act for artists; Post Malone, Fetty Wap, Aaron Carter and Sammy Adams
First alumni in history to perform at SNHU's Fall Concert (3,000 attendees)
Founder of The Spotify Growth Guide - thespotifygrowthguide.com/home

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Experience

MIH Universal
Entrepreneur
January 2015 - Present (5 years 11 months)
Boston, MA

Founder

Toast, Inc.
Enterprise Sales
January 2020 - April 2020 (4 months)
Greater Boston Area

• Enterprise Business Development Representative

• Transitioned into Enterprise Toast Now closing position

• Apart of the COVID-19 Lay offs

Kforce Inc
Client Relationship Manager - Technology
December 2018 - August 2019 (9 months)

Greater Boston Area

• Assist clients in solving problems that are connected directly to their top business initiatives
• Utilize market and industry knowledge to assist clients in fine tuning their hiring strategies as well as various staffing solutions
• Engaging in client development activities such as sourcing, initial client qualification, identifying potential end-users/decision-makers and scheduling and conducting new client visits
• Conduct sales emails, cold calls, lead generation and complete the full cycle sales process
• Regularly calling on prospective and existing clients at client locations to obtain and/or close agreements for service’s
• Service account after business relationships have been established
• Facilitating development of professional service agreements (including negotiating terms when necessary) between Kforce and client

Enterprise Holdings

1 year 5 months

Manager

July 2018 - December 2018 (6 months)
Greater Boston Area

Management Assistant

April 2018 - July 2018 (4 months)
Greater Boston Area

Management Trainee

August 2017 - April 2018 (9 months)
Greater Boston Area

Education

Southern New Hampshire University

Bachelor of Business Administration (B.B.A.), Business Administration and Management, General · (2013 - 2017)

Bishop Stang High School

· (2009 - 2013)

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